VIA EDGAR

June 27, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	333-211509
	Funds:	LVIP SSgA International Managed Volatility Fund
(the “Acquiring Fund”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s registration statement filed on Form N-14 on May 20, 2016 (the “Registration Statement”).

The following are your comments and the Trust’s responses. Capitalized terms not defined herein are used as defined in the Registration Statement.

1)	Correct the references to the Trust’s 1933 Act EDGAR file number.
A.	The requested revision has been made.

2)	In the answer to the second question in the summary Q&A, state that the Acquiring Fund has a lower expense ratio because of an advisory fee or expense limitation agreement, and state when the agreement expires.
A.	The requested revision has been made. The text now states:

Additionally, the Reorganization would allow existing Acquired Fund investors to benefit from the lower overall expense ratio of the Acquiring Fund, after giving effect to contractual fee waivers and expense reimbursements pursuant to agreements that will continue through at least April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Board and LIAC.

3)	In the answer to the fourth question in the summary Q&A, replace “total expense ratio” with “net annual fund operating expenses.”
A.	The requested revision has been made.

4)	In the answer to the fourth question in the summary Q&A, state the specific terms of the two-year expense cap agreement.
A.	The requested revision has been made. The text now states:

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In addition, Lincoln Investment Advisors Corporation (“LIAC”), the investment adviser to each Fund, has contractually agreed to reimburse the expenses of the Acquiring Fund for two years following the Reorganization to the extent required to prevent the net annual fund operating expense ratio of Standard Class shares from exceeding 0.64% and Service Class shares from exceeding 0.89%.

5)	In the answer to the second to last question in the summary Q&A, provide the anticipated closing date of the Reorganization.
A.	The requested revision has been made.

6)	Under Proposal 1, remove the statement that transaction costs incurred by the Fund will not affect Contract Owners.
A.	The requested revision has been made.

7)	In the fee tables, consider reflecting the two-year expense cap in the fee tables and expense examples.
A.	The requested revision has been made. The fee table footnotes now include the following text:

6.	LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganization to the extent required to prevent net annual fund operating expenses of the Standard Class from exceeding 0.64%.
7.	LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganization to the extent required to prevent net annual fund operating expenses of the Service Class from exceeding 0.89%.

We have confirmed that the two-year cap is reflected in the expense examples. The introductory language has been revised to state that it assumes any fee waiver or expense limitation agreements are not renewed after their expiration dates as described in the footnotes to the expense table.

8)	Ensure that the expense and cost allocations in the Registration Statement and the form of Agreement and Plan are consistent.
A.	The requested revision has been made.

9)	Under “Potential Benefits of the Reorganization to LIAC and its Affiliates,” clarify why the Fund has underperformed expectations or been more costly to hedge.
A.	The requested revision has been made. The text now states:

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The Reorganization may enhance Lincoln Life’s ability to cost-effectively manage this risk, for example by eliminating a Fund whose elevated volatility makes it more costly to hedge.

10)	Under “Additional Information About the Acquiring Fund,” under “Management and Administrative Fees,” disclose information about the two-year expense limitation.
A.	The requested revision has been made. The following text was added:

LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganization to the extent required to prevent net annual fund operating expenses of the Standard Class from exceeding 0.64%.

LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganization to the extent required to prevent Net annual fund operating expenses of the Service Class from exceeding 0.89%.

11)	In the Statement of Additional Information, in note 5 of the pro forma financial statements, disclose what entity will bear costs beyond the cap on Fund costs.
A.	The requested revision has been made. The note discloses that LIAC will bear such costs.

12)	Provide the Tandy representations.
A.	The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Sam Goldstein
Samuel K. Goldstein, Esq.
Senior Counsel – Funds Management

Enclosures

cc: Jill R. Whitelaw, Esq.

Danielle Kulp

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